Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

14 November 2022

Immutep receives Australian R&D Tax Incentive

SYDNEY, AUSTRALIA - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or the “Company”), is pleased to announce that it has received a A$986,286 (~US$659,303) cash rebate from the Australian Federal Government’s R&D tax incentive program. The cash rebate provided in respect of expenditure incurred on eligible R&D activities conducted in the 2021 fiscal year, mainly related to the Company’s TACTI-002 clinical study using its lead compound eftilagimod alpha (“efti” or “IMP321”), conducted in Australia.

This follows approval from AusIndustry of Immutep’s application for an Advance/Overseas Finding. Due to the Advance Finding, both Immutep’s Australian and overseas research and development activities related to the TACTI-002 Australian sites are eligible for the R&D Tax Incentive.

As previously announced, in September 2022, Immutep also received the French CIR tax incentive of €1,804,341 (~ US$1,862,143) through its subsidiary Immutep S.A.S in respect of expenditure incurred on eligible R&D activities conducted in the European Union during the 2021 calendar year.

Immutep will apply the non-dilutive funding towards furthering its current active clinical trial programs for its lead product candidate, efti. The expected cash reach of the Company extends into 1st half of calendar year 2024.

About Immutep

Immutep is a clinical stage biotechnology company leading the development of LAG-3 related immunotherapy products for the treatment of cancer and autoimmune disease. The Company is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer in multiple clinical trials. The Company is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 product candidates, including antibodies for immune response modulation, are licensed to and being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (917) 679 9282; tim@lifesciadvisors.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889